

Mail Stop 7010

May 19, 2008

Richard Pell
Chief Executive Officer
Julius Baer Americas Inc.
330 Madison Ave.
New York, NY 10017

Re: Julius Baer Americas Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on May 12, 2008
File No. 333-149178

Dear Mr. Pell:

We have reviewed your filing and have the following comments.

Prospectus Summary, page 1

Our Structure and Reorganization, page 5

1.   We note your response to comment 3 in our letter dated April 25, 2008, including the revised disclosure. However, it remains unclear whether the Principals currently have ownership interests in Artio Capital Management LLC. If the Principals do have ownership interests in Artio Capital Management LLC, it is also unclear when such ownership interests were obtained, how the ownership interest was obtained and what the percentage ownership is. In this regard, if ownership interest was given to the Principals as part of their compensation currently, we assume the fair value of such ownership interest is minimal, as operations of the operating subsidiary are still in the process of being launched. However, if the Principals will not obtain an interest in Artio Capital Management LLC until they exchange their interests in Julius Baer Investment Management LLC for the same ownership interest in Artio Global Holdings LLC and Artio Capital Management LLC has begun operations, it is unclear whether compensation expense would need to be recognized. Please revise your disclosure as appropriate to fully address these points.

2.   We note your response to comment 7 in our letter dated April 25, 2008. Please disclose how Julius Baer Holding Ltd., a holding company with no operations, intends to use the proceeds from the repurchase, including whether it intends to distribute them.

3.   With respect to your incurrence of debt, please clarify whether the amount you will
        distribute to your parent is in addition to the amount you will pay to them for the
        repurchase from the public offering proceeds. Disclose the total amount you will pay to
        Julius Baer Holding Ltd. in connection with all the offering transactions and clarify why
        you are paying them a portion of the debt proceeds, i.e., is it part of the repurchase?
        Clarify what the total amount of the repurchase will be.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
47

Operating Results, page 54

4.   We note the additional disclosure you have included in the Operating Results section of
        MD&A in response to comment 10 in our letter dated April 25, 2008. Please further
        revise your assets under management discussion and analysis to explain why market
        appreciation for fiscal year 2007 was less than fiscal year 2006. Please also provide a
        more detailed analysis of the market appreciation recognized during each period
        presented. For example, your statement for the analysis of fiscal years 2007 and 2006,
        "[m]arket appreciation reflected strong performance of the underlying markets as well as
        the success of our strategies in generally outperforming the relevant indices" does not
        appear to be a sufficient analysis to allow investors to fully understand the performance
        of the underlying investment strategies which you state had a material impact on your
        consolidated financial statements.

Critical Accounting Policies and Estimates, page 66

Revenue Recognition, page 67

5.   We note your response to comment 14 in our letter dated April 25, 2008, including the
        revised disclosure you have provided. Please further revise your disclosures to address
        the following points:

        •   State whether there have been any material differences between the fair value of the
            assets under management determined by the account custodians of the separate
            accounts and your determination of fair value.
        •   Expand upon your discussion of the specific fair value pricing method for foreign
            entities. Specifically, state who is responsible for determining whether the quoted
            market prices for foreign entities should be adjusted. Please explain what you mean
            by "best price as of the fund's close of business." Also disclose all of the material
            assumptions used to adjust the quoted market price.
        •   Clarify, if correct, that the fair value by independent pricing agent is the quoted
            market price. Otherwise, please revise your disclosure to separate out those assets

that are based on quoted market prices and those based on either an adjusted quoted market price or some other fair value methodology.

- Please include a table similar to the one provided for the assets of registered investment companies for the commingled investment vehicles, separate accounts and sub-advised accounts.

Business, page 70

Investment Strategies and Performance, page 75

6.   We note your response to comment 16 in our letter dated April 25, 2008. Please list each individual fund and other individual investment vehicle under the applicable investment strategy and disclose the historical performance information along with the assets under management and/or the net asset value and the range of fee percentages at the product level for each individual fund and investment vehicle. If you believe this information would add a significant number of pages, please add an appendix to the prospectus.

Index to Consolidated Financial Statements, page F-1

7.   Please include updated financial statements and corresponding financial information included in the Form S-1. Refer to Item 11(e) of Form S-1 and Rule 3-12(b) of Regulation S-X for guidance.

    As appropriate, please amend your registration statement in response to these comments. You may contact Tracey Houser at (202) 551-3736 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

                            Sincerely,

                            Jennifer Hardy
                            Branch Chief

cc: Michael Kaplan, Esq.
      Davis Polk & Wardwell
      450 Lexington Ave.
      New York, NY 10017